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July 1, 2014

VIA EDGAR AND HAND DELIVERY

Jeffrey P. Riedler Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Re:                       Marinus Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-195895)

Dear Mr. Riedler:

On behalf of Marinus Pharmaceuticals, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the review by the Staff of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”).  The purpose of this Letter is to provide supplemental information to the Staff regarding the estimated public offering price per share for the Company’s proposed initial public offering (the “IPO”) pursuant to the Registration Statement and the accounting treatment for stock-based compensation, to assist the Staff in its review of the Registration Statement.  We are respectfully requesting confidential treatment for the redacted portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.  This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter.  A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

[***]              Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted information.

Division of Corporate Finance

Securities and Exchange Commission

July 1, 2014

Estimated Public Offering Price

We respectfully advise the Staff that on June 23, 2014, the Company, based in part on information provided by its underwriters, determined that the estimated offering prices to be included on the cover of the Company’s preliminary prospectus would be in the range of $[***] to $[***] per share (without giving effect to a reverse stock split that the Company intends to complete prior to the IPO).  The midpoint of the price range is $[***] per share (the “Midpoint Price”).  For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the IPO, the Company and the Underwriters have not yet finally agreed to a price range for the IPO.  The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00, if the maximum offering price is $10.00 or lower, or 20% of the maximum offering price, if the maximum offering price is greater than $10.00, unless otherwise approved by the Staff.

Please note that the foregoing per-share amounts, and the other per-share amounts set forth in this letter, do not reflect the impact of the reverse stock split, which will be effected prior to the closing of the offering and which the Company expects to reflect in the preliminary prospectus for the offering prior to commencement of the roadshow.

Historical Fair Value Determination and Methodology

The Company’s discussion of stock-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates” under the subsections (the “Sections”) entitled “Stock-Based Compensation,” “Fair Value of Common Stock,” “Stock Option Grants from January 1, 2012 to December 3, 2012,” and “Stock Option Grants from December 4, 2012 to December 31, 2013,” which are included on pages 66 through 69 of the Registration Statement.  As described in the Sections, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation.

In addition, as described in the Sections, the Company’s board of directors has historically considered various objective and subjective factors, along with input from the Company’s management and an independent third-party valuation firm, to determine the fair value of the Company’s common stock, including external market conditions affecting the biopharmaceutical industry, trends within the biopharmaceutical industry, the prices at which the

[***]              Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted information.

Division of Corporate Finance

Securities and Exchange Commission

July 1, 2014

Company sold shares of its different series of preferred stock, the superior rights and preferences of each series of preferred stock relative to the Company’s common stock at the time of each grant, the Company’s results of operations and financial position, the status of the Company’s research and development efforts and progress of its clinical programs, the Company’s stage of development and business strategy, the lack of an active public market for the Company’s common and preferred stock, and the likelihood of achieving a liquidity event such as an initial public offering or sale in light of prevailing market conditions.

Fair Value Determination of Most Recent Stock-Based Compensation Awards

The Company has not awarded any stock-based compensation awards since December 2013.  As described in the Section, the Company’s board of directors, with input from management, determined the fair value of its common stock to be $0.16 per share as of December 31, 2013, after considering a valuation report from an independent third-party valuation firm as well as other objective and subjective factors described in the Sections.

IPO Value Determination and Methodology

As is typical in initial public offerings, the estimated price range for the offering was not derived using a formal determination of fair value, but was determined primarily by negotiation between the Company and its underwriters.  Among the factors that were considered in setting the estimated price range for the offering were the following:

•                 an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•                 the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                 an assumption that there would be a receptive public trading market for biotechnology companies such as the Company; and

•                 an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Registration Statement.

The fair value of the Company’s common stock of $0.16 per share as of December 31, 2013, which was determined as described above (the “Prior Valuation Price”), is [***]%, or $[***] per share less than the Midpoint Price.  The Company respectfully submits that the difference between the Prior Valuation Price and the Midpoint Price is primarily attributable to the application of a discount for lack of marketability (“DLOM”) in the calculation of the Prior

[***]              Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted information.

Division of Corporate Finance

Securities and Exchange Commission

July 1, 2014

Valuation Price and the fact that the methodology for determining the Prior Valuation Price assumed a longer term liquidity scenario and allocated value to the Company’s stockholders giving preference to the rights and preferences of the Company’s preferred stock outstanding.  Conversely, the Midpoint Price assumes with 100% probability that the Company completes an initial public offering (in connection with which all of the Company’s preferred stock will be converted into common stock) during the third quarter of 2014.

As noted above, the Company has not granted any stock-based compensation awards since December 2013.  During 2013, the Company was not planning a near-term initial public offering and therefore, at that time, deployed an option pricing method (“OPM”) for determining the fair value of its common stock that implicitly considers the effect of liquidation preferences as of an appropriate future liquidation date.  Based on an assumed 2.5 years to liquidity, 75% volatility and [***]% DLOM and giving consideration to the various preferred stock rights and preferences the Company estimated the fair value of its common stock to be $0.16 per share as of December 31, 2013.  The fair value of the Company was estimated to be $70.8 million and was based on the post-money valuation of the then recently completed Series C financing which was led by a new investor.

During 2014, the Company initiated a plan to increase the size of its ongoing Phase 2b clinical trial in adult partial onset seizures so that it may be considered by the Food and Drug Administration for one of the Company’s adequate and well controlled registration trials.  The Company believes that this acceleration in development along with progress in developing its strategies for potential additional orphan indications have contributed to the value inherent in the Midpoint Price, although there can be no assurance that the Company will be successful in selling its common stock at the Midpoint Price.

In addition to the above, the Company believes that difference between the Prior Valuation Price and the Midpoint Price is attributable to (i) the fact that the valuation report prepared by the Company’s third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the offering, and (ii) other factors, such as the inherent uncertainty of completing a successful initial public offering and the possibility that the actual offering price could be substantially higher or lower than the estimated offering price range provided by the Company’s underwriters.

[***]              Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted information.

Division of Corporate Finance

Securities and Exchange Commission

July 1, 2014

Conclusion

In conclusion, the Company respectfully submits that the difference between the latest valuation (i.e., the Prior Valuation Price) and the estimated IPO price (i.e., the Midpoint Price) is reasonable in light of the considerations outlined above.  The Company will add disclosure to this effect in its next amendment to the Registration Statement.  In addition, as requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

Any comments or questions regarding the foregoing should be directed to the undersigned at (215) 979-1227, Kathleen Shay at (215) 979-1210 or Peter Byrne at (215) 979-1930.  Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ John W. Kauffman

John W. Kauffman

cc:                         Christopher M. Cashman, Marinus Pharmaceuticals, Inc.

Edward F. Smith, Marinus Pharmaceuticals, Inc.

Kathleen M. Shay, Esq., Duane Morris LLP

Peter M. Byrne, Esq., Duane Morris LLP

Thomas S. Levato, Esq., Goodwin Procter LLP